Exhibit 99.1

Graph Blockchain Inc.

(formerly Reg Technologies Inc.)

Interim Condensed Consolidated Financial Statements

Three and Nine Months Ended

January 31, 2019

(Expressed in Canadian dollars)

Condensed Consolidated Financial Statements

Statements of Financial Position	2
Statement of Loss and Comprehensive Loss	3
Statement of Changes in Shareholders’ Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-14

Notice to Reader

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

Graph Blockchain Inc.

Interim Condensed Consolidated Statements of Financial Position

(Expressed in Canadian dollars, unaudited)

	January 31, 2019	April 30, 2018
	$	$
Assets
Current assets
Cash and cash equivalents	995,123	2,821,279
Trade and other receivables	116,727	163,517
Prepaid expenses and other assets	528,607	330,856

Total current assets	1,640,457	3,315,652
Property and equipment, net	36,618	20,487

Total assets	1,677,075	3,336,139

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities (note 9)	366,209	176,879
Contract liabilities	—	10,000

	366,209	186,879
Total liabilities	366,209	186,879

Shareholders’ equity
Share capital (note 7)	9,433,893	5,197,960
Reserves (note 7)	371,133	75,865
Accumulated other comprehensive income	(1,474)	—
Deficit	(8,492,686)	(2,124,565)

Total shareholders’ equity	1,310,866	3,149,260

Total liabilities and shareholders’ equity	1,677,075	3,336,139

Approved and authorized for issue by the Board of Directors on March 27, 2019.

Signed    “Jeff Stevens”         Chief Executive Officer                         Signed    “Bernie Rice”         Director

The accompanying notes are an integral part of the interim condensed financial statements.

Graph Blockchain Inc.

Interim Condensed Consolidated Statement of Loss and Comprehensive Loss

(Expressed in Canadian dollars, except number of common shares, unaudited)

	Three months ended January 31, 2019 $	Period from November 22, 2017 (date of incorporation) to January 31, 2018 $	Nine months ended January 31, 2019 $	Period from November 22, 2017 (date of incorporation) to January 31, 2018 $
Revenue
Service revenue (note 5)	326,056	—	1,147,288	—
Expenses
Salaries, benefits and management fees (note 9)	378,955	4,681	990,864	4,681
Office and general (note 9)	264,912	63,673	674,800	63,673
Other operating expenses (notes 5 and 9)	393,461	46,327	1,940,019	46,327
Depreciation and amortization	4,199	—	11,256	—
Share based consulting fees (notes 7 and 9)	—	1,049,956	29,400	1,049,956
Share based compensation (notes 7 and 9)	23,993	325,000	1,132,333	325,000

	1,065,520	1,489,637	4,778,672	1,489,637
Loss before undernoted items	(739,464)	(1,489,637)	(3,631,384)	(1,489,637)
Finance income	(6,886)	—	(10,237)	—
Foreign exchange loss (gain)	(2,389)	—	5,172	—
Listing expense (note 4)	1,556,110	—	1,556,110	—
Other reverse take-over fees (note 4)	300,736	—	1,185,692	—

Net loss	(2,587,035)	(1,489,637)	(6,368,121)	(1,489,637)

Weighted average number of common shares (note 8)	136,323,895	53,642,273	125,879,897	53,642,273

Basic and diluted loss per share (note 11)	(0.019)	(0.028)	(0.051)	(0.028)

Other comprehensive income, net of tax
Foreign exchange translation adjustment	(4,578)	—	(1,474)	—
Comprehensive loss	(2,591,613)	(1,489,637)	(6,369,595)	(1,489,637)

The accompanying notes are an integral part of the interim condensed financial statements.

Graph Blockchain Inc.

Interim Condensed Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in Canadian dollars, except number of common shares, unaudited)

	Common Shares				Accumulated other comprehensive
	Number	Amount $	Reserves $	Deficit $	income $	Total $
Balance – April 30, 2018	109,104,363	5,197,960	75,865	(2,124,565)	—	3,149,260
Net loss for the period	—	—	—	(6,368,121)	—	(6,368,121)
Shares issued under private placement	3,354,866	984,228			—	984,228
Shares issued to former RegTech shareholders and debtholders	5,954,715	1,250,490			—	1,250,490
Shares issued in exchange for consulting fees	12,249,762	1,029,400	—	—	—	1,029,400
Share based compensation	5,768,232	1,132,333	—	—	—	1,132,333
Warrants issued	—	(295,268)	295,268	—	—	—
Shares issued as RTO finder’s fee	641,666	134,750			—	134,750
Foreign exchange translation	—	—	—	—	(1,474)	(1,474)

Balance – January 31, 2019	137,073,605	9,433,893	371,133	(8,492,686)	(1,474)	1,310,866

	Common Shares				Accumulated other comprehensive
	Number	Amount $	Reserves $	Deficit $	income $	Total $
Balance – November 22, 2017	—	—	—	—	—	—
Net loss for the period	—	—	—	(2,124,565)	—	(2,124,565)
Shares issued to founders in exchange for cash consideration	24,219,524	400,000	—	—	—	400,000
Shares issued to founders in exchange for services rendered	9,990,553	165,000	—	—	—	165,000
Shares issued under private placement	42,803,417	3,455,376	—	—	—	3,455,376
Share issuance costs for private placement	—	(124,146)	—	—	—	(124,146)
Broker warrants issued under private placement	—	(75,865)	75,865	—	—	—
Shares issued in exchange for management consulting fees	12,109,762	1,000,000	—	—	—	1,000,000
Share based compensation	19,981,107	377,595	—	—	—	377,595

Balance – April 30, 2018	109,104,363	5,197,960	75,865	(2,124,565)	—	3,149,260

The accompanying notes are an integral part of the interim condensed financial statements.

Graph Blockchain Inc.

Interim Condensed Consolidated Statements of Cash Flows

(Expressed in Canadian dollars, unaudited)

	Nine months ended January 31, 2019 $	Period from November 22, 2017 (date of incorporation) to January 31, 2018 $
Cash flows from (used in) operating activities
Net loss	(6,368,121)	(1,489,637)
Adjustments to reconcile net loss to operating cash flow
Depreciation of property and equipment	11,256	—
Other reverse take-over feees - management consulting fees (notes 7 and 9)	884,956	—
Other share based consulting (note 7)	29,400	1,049,956
Share based compensation (notes 7 and 9)	1,132,333	325,000
Listing expense (note 4)	1,556,110	—
Net change in operating assets and liabilities (note 6)	(29,656)	(365,386)

	(2,783,722)	(480,067)

Cash flows used in investing activities
Purchase of property and equipment	(27,299)	—
Net cash received in reverse takeover (note 4)	228	—

	(27,071)	—

Cash flows from financing activities
Proceeds from issuance of share warrants (note 7)	295,268	75,865
Proceeds from issuance of share capital (note 7)	688,960	3,620,185

	984,228	3,696,050
Effect of exchange rate changes on cash and cash equivalents	409	—
Increase (decrease) in cash and cash equivalents	(1,826,156)	3,215,983
Cash and cash equivalents, beginning of period	2,821,279	—

Cash and cash equivalents, end of period	995,123	3,215,983

The accompanying notes are an integral part of the interim condensed financial statements.

Graph Blockchain Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars, except share and unit information, unaudited)

1	Description of business and organization

Graph Blockchain Inc (the “Company”, formerly Reg Technologies Inc. or “RegTech”) is a private blockchain technology company that develops, markets and implements high performance private blockchain database management solutions. The company’s solution provides for a unique and more streamlined way of filtering through blockchain based data, providing users with querying capabilities, meta data management, and advanced analytics.

The Company is a publicly traded corporation, incorporated in the province of British Columbia, and its head office is located at 2161 Yonge St., Suite 210, Toronto, Ontario, M4S 3A6 Canada. The Company’s common shares are listed on the Canadian Securities Exchange under the trading symbol “GBLC”. The Company was incorporated under the laws of the Province of British Columbia on October 6, 1982. On November 6, 2018, the Company completed it’s acquisition of Graph Blockchain Limited (“Graph”) through a reverse takeover, and changed the Company’s name to Graph Blockchain Inc. Refer to note 4 for more information.

2	Significant accounting policies

Basis of presentation and statement of compliance

These unaudited interim condensed consoldiated financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s financial statements for the period from November 22, 2017 (incorporation date) to April 30, 2018 as disclosed in the Listing Statement filed on www.SEDAR.com under “Graph Blockchain Inc.” (the “Listing Statement Financial Statements”). These interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 1 to the Company’s Listing Statement Financial Statements. These interim financial statements should be read in conjunction with the Company’s Listing Statement Financial Statements.

The interim financial statements were approved and authorized for issuance by the Company’s Board of Directors on March 27, 2019. The financial statements are presented in Canadian dollars which is also the Company’s functional currency. The Company has one wholly-owned entity, the South Korean branch of Graph Blockchain Inc. with a Korean Won functional currency. The accounting policies have been applied consistently in these financial statements, unless otherwise indicated.

Certain comparative have been modified to conform to the Company’s audited financial statements for the period from November 22, 2017 (incorporation date) to April 30, 2018.

Principles of consolidation

The interim condensed consolidated financial statements include the accounts of the Company’s wholly owned subsidiary, Graph, as defined in Note 4 below. Any references to Company include references to such subsidiary. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated.

Graph Blockchain Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars, except share and unit information, unaudited)

Operating segments

Management has determined that the Company operates in two reportable operating segments based on geographical region. The Company provides blockchain services with a head office located in Canada (“Graph Canada”) and a branch located in South Korea (“Graph Korea”).

Revenue from contracts with customers

The Company early adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control over a product or service to a customer.

Nature of goods and services

The following is a description of principal activities – separated by reportable segments – from which the Company generates its revenue. For more detailed information about reportable segments, see note 5.

a)	Graph Canada

During the nine months ended January 31, 2019, the Graph Canada segment of the Company principally generated revenue from providing blockchain planning and consulting services for a Canadian customer who is in the process of considering the adoption of blockchain technology in their businesses.

Products and service	Nature, timing of satisfaction of performance obligations and significant payment terms
Development plan and budget for the blockchain platform	The Company recognizes revenue at the point in time when a customer takes control of the project development plan and budget.

b)	Graph Korea

During the nine months ended January 31, 2019, the Graph Korea segment of the Company principally developed prototype blockchain solutions for customers based in the Republic of Korea through its distribution partner located in the region.

Products and service	Nature, timing of satisfaction of performance obligations and significant payment terms
Prototype blockchain solution services	Under the contracts between a distribution partner and a customer, the Company controls the work in progress as the prototypes are being built. Revenue is recognized at the point in time when the customer takes control of the prototype.

Billings or payments received from customers in advance of revenue recognition are recorded as contract liabilities on the interim condensed consolidated statements of financial position, and costs incurred for developing the prototype are recorded as inventory on the interim condensed consolidated statements of financial position.

Graph Blockchain Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars, except share and unit information, unaudited)

Revenue and costs to obtain or fulfil contracts with customers

Revenue is recognized when a customer obtains control of promised goods or services. The Company follows the below criteria when assessing whether control has been obtained by a customer:

(a)	The Company has a present right to payment; and

(b)	The customer obtains legal title; and

(c)	The Company has transferred physical possession of the goods or services; and

(d)	The customer has the significant risks and rewards of ownership of the goods or services; and

(e)	The customer has accepted the goods or services.

Financial instruments

The Company adopted IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items.

The adoption of IFRS 9 did not materially affect the Company’s cash flows from operating, investing, or financing activities, its financial position, or its results from operations.

a)	Classification of financial assets

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics. Financial assets are classified and measured based on the three categories: amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit and loss (“FVTPL”). Financial liabilities are classified and measured in two categories: amortized cost or FVTPL. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are not separated, but the hybrid financial instrument as a whole is assessed for classification.

The following table summarizes the classification of the financial instruments upon the adoption of IFRS 9:

Classification
Cash and cash equivalents	FVTPL
Trade and other receivables	Amortized cost
Accounts payable and accrued liabilities	Amortized cost

b)	Impairment of financial assets

IFRS 9 uses a forward-looking “expected credit loss” (“ECL”) model to measure the impairment loss of financial assets. The ECL model requires judgement, including consideration of how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis. The new impairment model is applied, at each reporting date, to the Company’s financial assets measured at amortized cost. Impairment losses are recorded in office and general expenses with the carrying amount of the financial asset reduced through the use of impairment allowance accounts.

Graph Blockchain Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars, except share and unit information, unaudited)

3	Future accounting pronouncements

The IASB has issued the following applicable standard:

IFRS 16, Leases (“IFRS 16”): In January 2016, the IASB issued IFRS 16 which supersedes IAS 17, Leases. This Standard introduces a single lessee accounting model. The new standard will affect the initial present value of unavoidable future lease payments as lease assets and lease liabilities on the interim condensed consolidated statements of financial position, including for most leases which are currently accounted for as operating leases. The Standard is effective for annual periods beginning on or after January 1, 2019. The Company assessed existing operating leases and determined that the adoption of IFRS 16 would not have a material impact on its financial statements.

4	Reverse take-over

On November 6, 2018, the Company completed its acquisition of Graph Blockchain Limited (“Graph”) by way of a three- cornered amalgamation among the Company, Graph, and 2659468 Ontario Inc., a wholly-owned subsidiary of the Company, whereby 2659468 Ontario Inc and Graph amalgamated to form a newly amalgamated company (“Amalco”). As a result of the Amalgamation, the holders of common shares of Graph exchanged such common shares for RegTech common shares on a one for one basis, and Amalco became a wholly-owned subsidiary of RegTech.

The shareholders of Graph owned 96% of the common shares of the Company and as a result, the transaction is considered a reverse acquisition of RegTech by Graph. For accounting purposes, Graph is considered the acquirer, and RegTech, the acquiree. Accordingly, the consolidated financial statements are a continuation of the financial statement of Graph which has a financial year end of April 30 and a date of incorporation of November 22, 2017. The results of operations of RegTech are included in the consolidated financial statements of the Company from the date of the reverse acquisition, November 6, 2018.

The following summarizes the reverse takeover of RegTech by Graph and the assets acquired and liabilities assumed as at November 6, 2018:

Amount $
Consideration
Fair value of consideration paid to former RegTech holders of common shares and debtholders (5,954,715 common shares at $0.21 per common share)	1,250,490
Debt forgiveness for amounts due to Graph from RegTech	66,746
Finder’s Fee (641,666 common shares at $0.21 per common share)	134,750

1,451,986
Identifiable assets acquired and liabilities assumed
Cash	228
Trade and other receivables	1,847
Accounts payable and accrued liabilities	(106,199)

(104,124)

Listing expense	1,556,110

A reverse takeover transaction involving a non-public operating entity and a non-operating company is considered to be in substance a share based payment transaction and is not a business combination. Any difference in the value of the shares deemed to have been issued by the accounting acquirer and the fair value of the 9cquire’s net assets (liabilities) received (assumed), have been included in the listing expense on the consolidated statements of comprehensive loss.

The Company also incurred $1,185,692 professional, regulatory and other fees with respect to the reverse takeover, and has been recorded in “Other reverse take-over fees” in the interim condensed consolidated statement of loss and comprehensive loss.

Graph Blockchain Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars, except share and unit information, unaudited)

In connection with the above transaction, Graph completed a non-brokered private placement on November 6, 2018 of 3,354,867 units to raise gross proceeds of $1,006,460 that closed concurrently with the above transaction. Each unit was at a price of $0.30 and consisted of one common shares and one warrant of Graph. Each warrant shall be exercisable into one common share of Graph at a price of $0.40 for a period of 18 months from the date of issuance. Certain dealers and arms-length finders were paid 8% of the gross proceeds. Share issuance costs of $22,232 comprised of $13,000 in respect of cash finders’ fees, together with other cash expenses of $9,232, resulting in net proceeds of $984,228, of which $688,960 has been allocated to “share capital” for the shares issued and $295,268 has been allocated to “Reserve” for the warrants issued on the consolidated statements of financial position (note 7).

5	Operating segments

The Company has two geographic segments as defined in note 2 to these financial statements.

Segment information of the Company is summarized as follows:

	Graph	Graph	Consolidated
	Canada $	Korea $	totals $
For the nine months ended January 31, 2019
Revenue	15,000	1,132,288	1,147,288
Segment loss	(6,021,381)	(346,740)	(6,368,121)
Depreciation and amortization	8,834	2,422	11,256
Finance income	(10,237)	—	(10,237)
Share based consulting	29,400	—	29,400
Share based compensation	1,132,333	—	1,132,333
Segment assets	1,556,980	120,095	1,677,075
Capital expenditure	3,659	23,640	27,299
Segment liabilities	301,724	64,485	366,209

6	Net change in operating assets and liabilities

Nine months
ended January
31, 2019
$
Cash flows provided by (used in)
Trade and other receivables	163,665
Prepaid expenses and other assets	(197,751)
Accounts payable and accrued liabilities	14,430
Contract liabilities	(10,000)

(29,656)

Supplemental cash flow information

Non-cash HST receivable of $115,044 on consulting fees was settled by issuance of equity instruments (note 7(a)).

Graph Blockchain Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars, except share and unit information, unaudited)

7	Share capital and reserves

a)	Common shares

The Company is authorized to issue an unlimited number of common shares with no par value.

Issuances of common shares are recorded in “Share capital” on the interim condensed consolidated statements of financial position. The effects of a share split effective October 1, 2018, as disclosed in this note, have been reflected on a retroactive basis.

The following summarizes transactions involving the common shares of the Company:

	Number	Amount $
Shares issued and outstanding at April 30, 2018	109,104,363	5,197,960
Shares issued in exchange for consulting fees (note 9)	12,249,762	1,029,400
Share based compensation	5,768,232	1,132,333
Shares issued to RegTech’s shareholders and debtholders (note 4)	5,954,715	1,250,490
Shares issued as finder’s fee (note 4)	641,666	134,750
Shares issued from private placements, net of fees (note 4)	3,354,867	688,960

Shares issued and outstanding at January 31, 2019	137,073,605	$9,433,893

On September 4, 2018, a special resolution of the shareholders of Graph was made to subdivide all of the issued and outstanding common shares on the basis of 1.210976238250372 post-subdivision shares for every one pre-subdivision share with an effective split date of October 1, 2018. Any resulting fractional shares was either rounded up or down to the nearest whole number.

On April 1, 2018, the Company issued 2,421,952 common shares in escrow to an officer of the Company, vesting over eight quarterly instalments with April 1, 2018 as the first vesting date. During the nine months ended January 31, 2019, 908,232 common shares have vested, resulting in $111,733 of “Share based compensation” recorded in the interim condensed consolidated statement of loss and comprehensive loss. As the unvested shares are subject to claw-back provisions if performance conditions are not met, the remaining 1,210,976 shares held in escrow are not included in the issued and outstanding shares on the interim condensed consolidated statement of changes in shareholders’ equity.

On May 24, 2018, the Company issued 12,109,762 common shares in the amount of $1,000,000 to a shareholder company of the Company in exchange for management consulting fees, resulting in $884,956 (net of HST). The management consulting services provided is related to the reverse take-over, and has been reclassed from “Share based consulting fees” to “Other reverse take-over fees” in the interim condensed consolidated statement of loss and comprehensive loss during the three months ended January 31, 2019. The shares issued were valued by comparing to recent cash issuance of the shares at the time.

On October 4, 2018, the Company issued 5,000,000 common shares (post-subdivision) at $0.21 per share to certain employees, officers and directors of Graph and certain employees of a shareholder company who support the Company’s sales efforts, resulting in $1,020,600 of “Share based compensation” and $29,400 of “Share based consulting” recorded in the interim condensed consolidated statement of loss and comprehensive loss. The shares were valued based on financing transactions in close proximity to the issuance of the shares.

Graph Blockchain Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars, except share and unit information, unaudited)

b)	Warrants

Issuances of warrants are recorded in “Reserves” on the interim condensed consolidated statements of financial position. The following summarizes transactions involving warrants issued by the Company:

	Number	Weighted average exercise price $
Warrants outstanding at April 30, 2018	1,665,818	0.083
Warrants issued in connection with private placements (note 4)	3,354,867	0.400

Warrants outstanding at January 31, 2019	5,020,685	0.295

The Company uses the Black-Scholes Option Pricing Model to value broker warrants issued in connection with private placements. The weighted average assumptions used in the model were as follows:

•	Risk-free annual interest rate – 2.19%

•	Expected exercise price – $0.40

•	Expected life – 1.5 years

•	Annualized volatility – 133%

•	Expected dividend yield – 0%

As at January 31, 2019, the outstanding warrants had a remaining useful life of 1.16 years with a reserve balance of $ 371,133 .

8	Loss per share

For the three months ended January 31, 2019
Net loss	$(2,587,035)
Weighted average number of shares outstanding	136,323,895

Basic and diluted loss per share	(0.019)

For the nine months ended January 31, 2019
Net loss	$(6,368,121)
Weighted average number of shares outstanding	125,879,897

Basic and diluted loss per share	$(0.051)

Basic loss per share is calculated by dividing the total loss by the weighted average number of shares outstanding during the period. Outstanding warrants as at January 31, 2019 of 5,020,684 have not been factored into the calculation as they are considered anti-dilutive. The effects of a share split effective October 1, 2018 as disclosed in note 7 have been applied on a retroactive basis.

Graph Blockchain Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars, except share and unit information, unaudited)

The following table presents the maximum number of shares that would be outstanding if all dilutive and potentially dilutive instruments as described in note 7 were exercised or converted as at January 31, 2019:

Number
Common shares issued and outstanding	137,073,605
Common shares issued and held in escrow	1,210,976
Warrants outstanding	5,020,685

143,305,266

9	Related party transactions

a)	Office and general

During the nine months ended January 31, 2019, the Company incurred occupancy costs of $18,550 (three months ended January 31, 2019 - $2,650) for rent charged by a shareholder company of the Company, and accounting fees of $7,000 (three months ended January 31, 2019 - $1,000) charged by a company controlled by a director and officer of the Company, which have been included in “Office and general” in the interim condensed consolidated statement of loss and comprehensive loss.

The Company entered into an 8 months management consulting agreement with a shareholder company of the Company commencing November 1, 2018. As at January 31, 2019, the prepaid consulting expense is $175,000. During the three months ended January 31, 2019, the Company incurred $105,000, which has been included in Other operating expenses.

b)	Accounts payable and accrued liabilities

As at January 31, 2019, an amount of $nil (April 30, 2018 - $1,373) included accounts payable and accrued liabilities is due to certain officers and founders of the Company.

c)	Share based consulting fees

During the nine months ended January 31, 2019, the Company incurred $884,956 of management consulting fees charged by a shareholder company of the Company (three months ended January 31, 2019 - $nil), in the form of 12,109,762 common shares of the Company. The management consulting services provided is related to the reverse take-over, and has been reclassed from “Share based consulting fees” to “Other reverse take-over fees” in the interim condensed consolidated statement of loss and comprehensive loss during the three months ended January 31, 2019.

d)	Other operating expenses

During the nine months ended January 31, 2019, the Company paid $1,160,637.00 of direct development, prototype consulting and contract fulfillment costs charged by a shareholder company and a parent company of a shareholder company of the Company, which has been included in “Other operating expenses” in the interim condensed consolidated statement of loss and comprehensive loss.

e)	Management service fees

During the nine and three months ended January 31, 2019, Graph Korea charged a shareholder company of the Company management fee in the amount of $ 44,699 .

Graph Blockchain Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars, except share and unit information, unaudited)

f)	Compensation of key management personnel

Key management includes members of the Board and executive officers of the Company. Compensation awarded to key management is listed below:

	Three months ended January 31, 2019
	Amount	Shares
	$	awarded
Cash based compensation	139,583	—
Shares issued	23,993	302,744

	163,576	302,744

	Nine months ended January 31, 2019
	Amount	Shares
	$	awarded
Cash based compensation	352,083	—
Shares issued	825,733	4,308,232

	1,177,816	4,308,232

10	Fair values of financial instruments

IFRS 7 - Financial Instruments: Disclosures requires disclosure of a three-level hierarchy (“FV hierarchy”) that reflects the significance of the inputs used in making fair value measurements and disclosures. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include those whose valuations are determined using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are those based on inputs that are unobservable and significant to the overall fair value measurement.

Cash and cash equivalents, trade and other receivables, and accounts payable and accrued liabilities have relatively short periods to maturity and the carrying values contained in the interim condensed consolidated statements of financial position approximate their estimated fair value.